Filed Pursuant to Rule 424(b)(5)
Registration No. 333-120668

Prospectus Supplement
(To prospectus dated December 17, 2004)

500,000 Shares of Common Stock
130,000 Warrants
Qiao Xing Universal Telephone, Inc.

This prospectus supplement relates to an offering by us of up to 500,000 shares of our common stock and 100,000 warrants at a purchase price of $7.25 per share to three individual investors for aggregate gross proceeds of $3,625,000. In connection with this offering, we will pay fees and issue warrants to two finders. This prospectus supplement also relates to the 30,000 warrants to be issued to the two finders. See “Plan of Distribution” on page 3 for more information regarding these arrangements.

You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, carefully before you invest. Such documents contain information you should consider when making your investment decision. The information included in the registration statement on Form F-3 (SEC File No. 333-120668), filed with the Securities and Exchange Commission on November 22, 2004, is hereby incorporated by reference into this prospectus supplement.

Our common stock is traded on the Nasdaq National Market under the symbol “XING.” The closing price of the common stock on April 11, 2005 was $5.57.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE THE RISK FACTORS IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is April 12, 2005

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $100,000,000, of which this offering is a part.

In the prospectus, we provide you with a general description of the shares of our common stock that we are offering and specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and about our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” on page 14 of the accompanying prospectus before investing in our common stock and warrants. In addition to the documents listed on page 15 of the accompanying prospectus and future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, we are also incorporating by reference our current report on Form 6-K dated April 12, 2005, which includes as exhibits:

•	the form of Securities Purchase Agreement; and

•	the form of Warrant.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

USE OF PROCEEDS

If we sell 500,000 shares of our common stock pursuant to this offering, the proceeds to us from this offering, before deducting the finders’ fees and other offering expenses, will be $3,625,000 based upon the public offering price of $7.25 per share. We plan to use the net proceeds we raise for general corporate and working capital purposes.

Pending application of the proceeds of the sale of securities, we may invest the net proceeds of the sale in short-term, investment-grade, U.S. dollar-denominated, interest-bearing instruments.

DILUTION

The net tangible book value of our common stock on December 31, 2003 was $47.4 million, or approximately $3.05 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into account any other changes in net tangible book value after December 31, 2003, other than (i) the sale of 1,500,000 shares of common stock at $7.25 per share in February 2005 and (ii) the sale of 500,000 shares of common stock offered by us under this prospectus supplement at a price of $7.25 per share and after deducting all offering expenses payable by us in both placements estimated at $936,000, our net tangible book value would have been $61.0 million, or approximately $3.48 per share. This represents an immediate accretion in net tangible book value of approximately $0.10 per share to existing stockholders and an immediate dilution in net tangible book value of $3.77 per share to new investors.

PLAN OF DISTRIBUTION

The Company directly placed the securities with the purchasers without a placement agent.

This prospectus supplement relates to an offering by us of up to 500,000 shares of our common stock and 100,000 warrants at a purchase price of $7.25 per share to three individual investors for aggregate gross proceeds of $3,625,000. In connection with this offering, we will pay cash fees and issue an aggregate of 30,000 warrants to A3W Intrastructure Corporation and Worldwide Gateway Co., Ltd. (the “Finders”), who served as finders for us in this placement. This prospectus supplement also relates to the 30,000 warrants to be issued to the Finders, as well as the 130,000 shares of common stock underlying the 130,000 warrants.

The Finders may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any commissions received by them and any profit realized on the resale of the securities sold by them while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, the Finders would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants by the Finders. Under these rules and regulations, the Finders:

•	may not engage in any stabilization activity in connection with our securities; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until such time as they have completed their participation in the distribution.